Exhibit 99.1

Steakholder Foods Ltd. Announces Up To $10.5 Million Private Placement

$3.5 million upfront with up to approximately $7 million of potential additional gross proceeds upon the exercise in full of warrants

Rehovot, Israel, July 31, 2026 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (“Steakholder Foods” or the “Company”), a global leader in 3D-printing technology for production of whole cuts of plant-based meat, today announced the entry into the definitive agreements for purchase and sale of an aggregate of 1,750,000 American Depositary Shares (“ADSs”) (or ADS equivalents in lieu thereof), each ADS representing twelve thousand (12,000) ordinary shares of the Company, short-term Series E warrants to purchase up to an aggregate of 1,750,000 ADSs and Series F warrants to purchase up to an aggregate of 1,750,000 ADSs, at a combined purchase price of $2.00 per ADS (or ADS equivalent in lieu thereof) and accompanying series warrants in a private placement. The short-term Series E warrants and the Series F warrants will have an exercise price of $2.00 per ADS and will be exercisable on or after the date of the approval by the shareholders of the Company of the increase in authorized ordinary shares of the Company (the “Authorized Share Increase Date”). The short-term Series E warrants will expire 18 months following the later of the Authorized Share Increase Date and the Effectiveness Date (as defined below) and the Series F warrants will expire five years following the later of the Authorized Share Increase Date and the Effectiveness Date. The private placement is expected to close on August 3, 2026, subject to the satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the transaction.

The aggregate gross proceeds to the Company from this offering are expected to be approximately $3.5 million before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential additional gross proceeds to the Company from the exercise of the short-term Series E warrants and the Series F warrants, if fully exercised on a cash basis, will be approximately $7 million. No assurance can be given that any of the series warrants will be exercised, or that the Company will receive cash proceeds from the exercise of the series warrants.  The Company intends to use the net proceeds from this offering for funding research and development and the growth of its business as well as for other working capital and general corporate purposes.

The securities described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder and, along with the ordinary shares of the Company represented by ADSs underlying the warrants, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities issued in the private placement and ordinary shares of the Company represented by ADSs underlying the warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to a registration rights agreement with the investors, the Company has agreed to file a resale registration statement covering the securities described above (such date of effectiveness of the resale registration statement, the “Effectiveness Date”).

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods is utilizing advanced technologies to revolutionize the food industry, and is preparing to launch PerfectaTM Premium Plant-Based Meat in the U.S. market in 2026, under the slogan “Plant-Based Meat, Perfected!” Perfecta is positioned as a next-generation, plant-based protein platform, whose launch is planned to begin with a phased rollout in the Northeastern United States, followed by retail expansion as the supply chain and distribution scale.

Steakholder Foods also specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, the consummation of the offering and the satisfaction of customary closing conditions related to the offering, the use of proceeds therefrom, the receipt of shareholder approval of the Authorized Share Increase, and the potential exercise of the series warrants prior to their expiration and potential proceeds therefrom. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including market and other conditions and those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 30, 2026.  New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:

Steakholder Foods Ltd.
Info@steakholderfoods.com

Investor Contact:

Steakholder Foods Ltd.
Investors@steakholderfoods.com